UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

RESOLUTIONS ADOPTED IN 2023 ANNUAL GENERAL MEETING

At Gracell Biotechnologies Inc.’s (the “Company”) annual general meeting of shareholders (“AGM”) held on July 13, 2023, all of the proposed resolutions put to the AGM were passed by the Company’s shareholders. Below are the resolutions passed:

•	as an ordinary resolution, that Dr. Wei William Cao be re-elected as a Class III director of the Company at this annual general meeting, to serve for a full term of three (3) years;

•	as an ordinary resolution, that Dr. Wendy Wang Zhang Hayes be re-elected as a Class III director of the Company at this annual general meeting, to serve for a full term of three (3) years;

•	as an ordinary resolution, that authorized share capital of the Company be increased to US$100,000 divided into 1,000,000,000 Shares, 400,000,000 of which shall be Ordinary Shares and 600,000,000 of which shall be Undesignated Shares; and

•	as a special resolution, that the Company’s fourth amended and restated memorandum of association be amended to effect the increase of authorized share capital of the Company.

The amendment to the fourth amended and restated memorandum of association of the Company is included as Exhibit 3.1 hereto and incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amendment to the Fourth Amended and Restated Memorandum of Association

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ William Wei Cao
Name:	William Wei Cao
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 14, 2023